COMBIMATRIX CORPORATION
                     6500 Harbour Heights Parkway, Suite 301
                           Mukilteo, Washington 98725
                                  425-493-2000





                                 March 21, 2002





VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re:      Application for Withdrawal under Rule 477(a) -
                  CombiMatrix Corporation Registration Statement
                  on Form S-1 (File No. 333-50450) Filed November 22, 2000
                  --------------------------------------------------------

Ladies and Gentlemen:


     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, CombiMatrix Corporation, a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-50450 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on November 22, 2000.


     Pursuant to the Registration Statement, the Registrant proposed to register a maximum of $100,000,000 worth of shares of its Common Stock, par value $0.001 per share (the "Shares"), for issuance to the public. Based upon changed circumstances regarding the securities market and the Registrant's intention to merge with and into a wholly owned subsidiary of Acacia Research Corporation, a Delaware corporation, the Registrant has determined at this time not to pursue the public offering of the Shares pursuant to the Registration Statement. No securities have been sold under the Registration Statement.


     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. It is our understanding that the request will be deemed granted at the time of this filing, unless we receive notice from the Commission that the request will not be granted within 15 days from filing.

     Should you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (425) 493-2000.

                                     Very truly yours,

                                     COMBIMATRIX CORPORATION


                                      By:   /s/ Amit Kumar
                                         ---------------------------------------
                                          Amit Kumar,
                                          Chief Executive Officer and President



cc: Russell Mancuso, Esq. - Securities and Exchange Commission Robert A. Berman, Esq.
         Mark J. Kelson, Esq.